EXHIBIT 23.5

[Letterhead of GLJ Petroleum Consultants LTD.]

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3, as amended, of Marathon Oil Corporation to be filed with the Securities and Exchange Commission on or about September 17, 2010, of all references to our firm and information from our summary reports on audits of the estimated quantities of certain proved reserves of oil and  gas, net to the Company’s interest, as of December 31, 2008,  included in or made a part of Marathon Oil Corporation’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2009. We also consent to the reference to us under the heading “Experts” in the prospectus forming part of such Registration Statement.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ James H. Willmon

James H. Willmon, P. Eng.
Vice-President

Dated: September 17, 2010
Calgary, Alberta
CANADA